UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ___)*


                            Goodrich Petroleum Corp.
                                (Name of Issuer)


                          Common Stock $ .20 par value
                         (Title of Class of Securities)


                                   382410 10 8
                                 (CUSIP Number)










                               September 27, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)

   [X] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-----------------------                                        -----------------
CUSIP NO. 382410 10 8                 13G                      PAGE 2 OF 6 PAGES
-----------------------                                        -----------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Patrick E. Malloy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)(a) [ ]  (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
--------------------------------------------------------------------------------
              5      SOLE VOTING POWER
  NUMBER OF          1,142,000*
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  6      SHARED VOTING POWER
  OWNED BY           0
    EACH      ------------------------------------------------------------------
  REPORTING   7      SOLE DISPOSITIVE POWER
   PERSON            1,142,000*
    WITH      ------------------------------------------------------------------
              8      SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,142,000*
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      18.85%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
      IN
--------------------------------------------------------------------------------

* Includes 362,000 shares of Goodrich Petroleum Corporation common stock ("Common Stock"). Includes 300,000 shares of Common Stock issuable upon conversion of $1,200,000 of Convertible Notes issued by Goodrich Petroleum Company LLC. Includes 150,000 shares of Common Stock issuable upon conversion of $300,000 of Preferred Units issued by Goodrich Petroleum Company LLC. Includes 30,000 shares of Common Stock issuable upon exercise of 30,000 Preferred Wrrants. And also includes 300,000 shares of Common Stock issuable upon exercise of 300,000 Debt Wrrants.

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                                                               PAGE 3 OF 6 PAGES



ITEM 1(A).         NAME OF ISSUER.  Goodrich Petroleum Corporation




                   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES. 5847 San
ITEM 1(B).         Felipe, Suite 700, Houston, TX 77057




ITEM 2(A).         NAMES OF PERSONS FILING. Patrick E. Malloy











                   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
ITEM 2(B).         Bay St. at the Waterfront, Sag Harbor, NY 11963




ITEM 2(C).         CITIZENSHIP. U.S.A.






                   TITLE OF CLASS OF SECURITIES. Common Stock, par value
ITEM 2(D).         $ .20 per share.


ITEM 2(E).         CUSIP NUMBER.



ITEM 3.            N/A

                  If this statement is filed pursuant to ss.ss.240.13d-1(b) OR 240.13d-2(b) or (c), check whether the person filing is a:

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                                                               PAGE 4 OF 6 PAGES



                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

                  (f) [ ]  An   employee  benefit  plan  or  endowment  fund  in
accordance with section 240.13d-1(b)(1)(ii)(F);

                  (g) [ ]  A  parent   holding  company  or  control  person  in
accordance with ss.240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ]  Group,    in      accordance       with       section
240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to section 240.13d-1(c), check this box [X].

ITEM 4.            OWNERSHIP.

                   (a)   Amount beneficially owned:    1,142,000 shares*

                   (b)   Percent of class: 18.85%

                   (c)   Number of shares as to which the person has:

                         (i)   Sole power to vote or to direct the
                               vote:                                   1,142,000
                         (ii)  Shared power to vote or to direct the
                               vote:                                           0
                         (iii) Sole power to dispose or to direct the
                               disposition of:                         1,142,000
                         (iv)  Shared power to dispose or to direct
                               the disposition of:                             0

* Includes 362,000 shares of Goodrich Petroleum Corporation common stock ("Common Stock"). Includes 300,000 shares of Common Stock issuable upon conversion of $1,200,000 of Convertible Notes issued by Goodrich Petroleum Company LLC. Includes 150,000 shares of Common Stock issuable upon conversion of $300,000 of Preferred Units issued by Goodrich Petroleum Company LLC. Includes 30,000 shares of Common Stock issuable upon exercise of 30,000 Preferred Wrrants. And also includes 300,000 shares of Common Stock issuable upon exercise of 300,000 Debt Wrrants.



ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Inapplicable.

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                                                               PAGE 5 OF 6 PAGES



ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.

                   Inapplicable.

                   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
ITEM 7.            COMPANY.

                   Inapplicable.

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   Inapplicable.

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP.

                   Inapplicable.

ITEM 10.           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                               PAGE 6 OF 6 PAGES



                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 1999.





                                       /s/ Patrick E. Malloy
                                       ---------------------------------
                                       Patrick E. Malloy